Karen Rossotto, Esq.

December 29, 2021

December 29, 2021

FILED AS EDGAR CORRESPONDENCE

Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Rossotto:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 307, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 311, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Barrow Hanley Emerging Markets Value Fund and the Barrow Hanley International Value Fund (together the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Perpetual US Services LLC (the “Adviser”) and Barrow, Hanley, Mewhinney & Strauss, LLC (the “Sub-Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments to the Prospectus

A.	Comments Applicable to Both Funds

1.	Comment. In the “Principal Investment Strategies” section for each Fund:

(i)        Please explain, in the definition of an “emerging market company” (in the case of the Barrow Hanley Emerging Markets Value Fund), and in the definition of a “non-U.S. company” (in the case of the Barrow Hanley International Value Fund), how a company that is organized or maintains its principal place of business outside the U.S. satisfies the economically tied test.

Response. The Trust respectfully declines to modify this disclosure. Rule 35d-1 under the 1940 Act requires that a fund with a name indicating an investment emphasis in certain countries or geographic regions “expose the [fund]’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.” 1 The Trust believes that investments in issuers that are organized or maintain their principal place of business outside the U.S. have exposure to the economic fortunes and risks of those countries.

[1]	Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) (“Adopting Release”).

Karen Rossotto, Esq.

December 29, 2021

Rule 35d-1 under the 1940 Act does not specifically address the investment criteria for funds with the terms “emerging markets” or “international” in their names. However, the Trust believes that the history of the Rule illustrates why the country of organization and location of a company’s headquarters are reasonable criteria for each Fund to use in the definition of an issuer with economic ties to non-U.S. countries. In the proposing release for Rule 35d-1, the SEC proposed that a fund with a name suggesting a focus in a particular region or country be required to meet one of three criteria, including that the fund invest in “securities of issuers organized under the laws of the country or of a country within the geographic region suggested by the fund’s name, or that maintain their principal place of business in that country or region.”2 Moreover, in the proposing release, the Staff noted that these three criteria were consistent with prior Staff positions regarding investments in securities of issuers organized under the laws of non-U.S. countries. Accordingly, the Trust believes that the Funds’ criterion is appropriate and consistent with Staff guidance and industry practice.

(ii)       Please disclose whether each Fund can invest in small, medium, and/or large capitalization companies as a principal investment strategy.

Response. The requested change has been made.

2.	Comment. In the “Principal Risks” section for each Fund:

(i).       Please consider including risk disclosure associated with quantitative screening.

Response. The requested change has been made.

(ii)        Under the heading “Depositary Receipts Risk” in the “Principal Risks” section, if the Funds will invest in unsponsored American depositary receipts, please disclose this fact and state the accompanying risks.

Response. The requested change has been made.

(iii). (a) Because the Adviser is newly registered as an investment adviser with the SEC, please supplementally disclose the Adviser’s financial and compliance resources and the Adviser’s experience managing similar strategies for third parties; and (b) please confirm the accuracy of the disclosure under “New Adviser Risk” given that the Sub-Adviser has been registered with the SEC for several decades.

Response. (a) The Adviser has provided the following representation to the Trust: While the Adviser is newly registered as an investment adviser with the SEC, the Adviser is an indirect wholly-owned subsidiary of Perpetual Limited, an ASX-listed, diversified financial services company which has been serving clients since 1886. As a publicly listed company and provider of financial products and services, Perpetual Limited operates in a highly regulated environment and has adopted a risk management framework, including, risk, compliance and internal audit functions, to implement best practice risk management, which is applicable to the Adviser’s business operations. The Adviser’s Chief Compliance Officer is responsible for advice, oversight and monitoring of the Adviser’s compliance program. The Sub-Adviser has a Chief Compliance Officer and is supported by three additional associates in implementing their compliance policies and procedures. (b) The disclosure under “New Adviser Risk” is accurate because, as previously stated, the Adviser is newly registered as an investment adviser with the SEC. While the Sub-Adviser started conducting its business in 1979 and has been registered as an investment adviser with the SEC since 1987, the Trust believes the “New Adviser Risk” is still accurate.

[2]	Investment Company Names, Investment Company Act Release No. 22530 (Feb. 27, 1997). See also, e.g., Rule 3b-4 under the Securities Exchange Act of 1934, 17 CFR 240.3b-4 (defining a “foreign issuer”).

Karen Rossotto, Esq.

December 29, 2021

3.         Comment. (a) If a Fund will invest in variable interest entity structures (“VIEs”) as a principal investment strategy, please disclose (i) the fact that VIEs are a principal investment strategy and the extent to which the Fund will invest in VIEs in the “Principal Investment Strategies” section; and (ii) tailored risk disclosure associated with these investments pursuant to ADI 2020-113 in the “Principal Risks” section, including, to the extent that the Fund’s investment in VIEs is significant, disclosing what VIEs are, the significant risks of investing in VIEs, including legal risks, and the impact on the Fund’s net asset value if any of these risks were to occur. (b) Please disclose that China is an area of investment focus and that the Fund may invest in Chain A shares in the “Principal Investment Strategies” section.

Response.       (a) The Adviser has confirmed to the Trust that neither Fund will invest in VIEs as a principal investment strategy. Therefore, no related disclosure has been added in response to this comment. (b) The requested change has been made.

4.         Comment. In the “More Information about the Funds’ Investment Objectives and Strategies” section, disclose whether shareholder notice is required to change the non-fundamental investment objective for each Fund.

Response.       The Funds do not currently have a policy requiring shareholder notice of a change in their investment objectives. Nevertheless, each Fund expects that it would notify shareholders of a change in investment objective in the same manner in which it would notify shareholders of any material change.

5.         Comment In the “Investment Adviser” section, please state whether the approval of the Funds’ investment advisory agreement will be disclosed in the Annual or Semi-Annual Report and provide the period of the applicable report.

Response.       The requested change has been made.

[3]	ADI 2020-11, Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets (Dec. 14, 2020).

Karen Rossotto, Esq.

December 29, 2021

B.	Comments on the Barrow Hanley Emerging Markets Value Fund Prospectus

6.         Comment. In the “Principal Investment Strategies” section:

(i)       Please explain what is meant by the phrase “instruments with economic characteristics similar to such securities,” which appears in the first sentence of the first paragraph. In doing so, please explain (a) what instruments are being referred to; and (b) to the extent any of these instruments are derivatives, please confirm supplementally that these derivatives will be valued at their market value, as opposed to their notional value, for purposes of satisfying the Fund’s 80% investment policy.

Response.       (a) The phrase “instruments with economic characteristics similar to such securities” is meant to include derivative instruments and investment companies that invest principally in emerging market securities as qualifying to satisfy the Fund’s 80% investment policy. It is not a principal investment strategy of the Fund to invest in such derivative instruments or investment companies, and therefore investments in derivative instruments and other investment companies are not disclosed in the Fund’s “Principal Investment Strategies” section. However, the Trust believes that it is nevertheless appropriate to count such instruments as qualifying towards satisfying the Fund’s 80% investment policy even as non-principal investment strategies. Therefore, the Trust has continued to include the above-referenced language and has not specifically identified investments in derivatives or investment companies in this section. Investments in derivatives and investment companies are disclosed in the Fund’s Statement of Additional Information as non-principal investment strategies.

(b) To the extent the Fund invests in derivative instruments, the Fund intends to take into account exposures created by derivative instruments for purposes of its 80% investment policy in a manner consistent with Rule 35d-1. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund reserves the right to use that amount for purposes of its 80% investment policy. The Trust respectfully submits that such treatment is consistent with the SEC’s statement in footnote 13 of the Rule 35d-1 Adopting Release that “[i]n appropriate circumstances” a fund could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”4 The Trust acknowledges that the Staff may take a position regarding the valuation of derivatives for purposes of a fund’s 80% investment policy that differs from the foregoing. The Trust confirms that it will revisit its position if and when the SEC adopts any rules or regulations or issues any formal guidance as to how funds must calculate the asset value of derivatives for purposes of complying with a fund’s 80% investment policy.

(ii)       (a) Regarding the second sentence of the first paragraph, please supplementally discuss why the Adviser considers Singapore and Hong Kong to be emerging market countries. (b) To the extent that the inclusion of these two jurisdictions will significantly alter the Fund’s investment universe, sector tilt, and risk profile relative to other emerging market funds that do not include these two jurisdictions, please explain the implications to the Fund and to investors.

[4]	Investment Company Names, Investment Company Act Release No. 24828, at n.13 (Jan. 17, 2001).

Karen Rossotto, Esq.

December 29, 2021

Response.       (a) The Adviser has represented to the Trust that (1) it is not uncommon for investment managers other than the Adviser to characterize Singapore and Hong Kong as emerging markets; and (2) due to the financial influence of Singapore and Hong Kong in Southeast Asia, in which many emerging market countries are located, Singapore and Hong Kong are subject to many of the same principal risks as more traditional emerging market countries and thus investing in Singapore and Hong Kong provides economic exposure to, and a risk/return profile similar to, such other emerging market countries.

(b) It is not possible for the Adviser to provide a meaningful comparison of the Fund relative to other funds that do not consider Singapore and Hong Kong to be emerging market countries because the investment universes, sector tilts, and risk profiles of such other funds are diverse, vary based on factors other than whether their investment advisers consider Singapore and Hong Kong to be emerging market countries, and may change at any point in time. Nevertheless, as discussed above, the Adviser believes that investments in Singapore and Hong Kong do not (1) present principal risks materially different than other emerging market countries, or (2) materially differentiate the Fund’s risk/return profile relative to if Singapore and Hong Kong were not considered emerging market countries. Therefore, no related disclosure has been added in response to this comment.

C.	Comments on the Barrow Hanley International Value Fund Prospectus

7.	Comment. In the “Principal Investment Strategies” section:

(i)        In the first sentence of the first paragraph, the Staff notes that the Fund includes generic disclosure that the Fund will invest in at least three countries and will invest at least 40% of its total assets in securities of non-U.S. companies as a principal investment strategy. The Staff believes that including more tailored disclosure of the Fund’s intended investments is more useful than generic disclosure. If the Fund will focus in specific markets or sectors or will typically invest in a greater number of countries or non-U.S. assets, please revise to tailor to the fund’s intended allocations and focus.

Response. The noted disclosure has been included in accordance with the Investment Company Institute Memorandum titled “SEC Staff Comments on Fund Names (Rule 35d-1),” dated June 4, 2012.5 The Adviser has confirmed that the Fund is not currently expected to focus its investments in a particular market or sector as a principal investment strategy, but instead will allocate its assets across markets and sectors based on prevailing market conditions and valuations and other factors consistent with the Fund’s principal investment strategy. Accordingly, no changes have been made in response to this comment. The Trust notes, however, that disclosure regarding investments in China has been added pursuant to comment 3(b).

(ii)       If applicable, please disclose that the Fund will invest in emerging market companies as a principal investment strategy.

[5]	Investment Company Institute Memorandum, “SEC Staff Comments on Fund Names (Rule 35d-1)” (June 4, 2012).

Karen Rossotto, Esq.

December 29, 2021

Response. The requested change has been made.

8.         Comment. The Fund’s investment strategy appears tied to the MSCI EAFE Index, which is a developed markets index. If the Fund primarily invests in the securities of developed market companies, please revise the “Principal Investment Strategies” and “Principal Risks” disclosure accordingly.

Response.       While the Fund may invest in the securities of emerging market companies as a principal investment strategy, the Fund primarily invests in the securities of developed market companies. In response to this comment, disclosure has been added to the “Principal Investment Strategies” section that provides that the Fund primarily invests in the securities of developed market companies. The Fund believes the principal risks of investing in developed market companies are currently disclosed in the “Principal Risks” section, including but not limited to in the “Foreign Company Risk” factor. Accordingly, no additional disclosure has been added to the “Principal Risks” section.

D.	Comments on the Related Performance Data of the Sub-Adviser

9.	Comment. In the paragraphs preceding the related performance data, please change references to “Adviser” to “Sub-Adviser,” as appropriate.

Response. The term “Adviser” has been replaced with the term “Sub-Adviser” in all instances.

10.       Comment. In the first sentence of the first paragraph, please disclose that all accounts managed by the Sub-Adviser pursuant to substantially similar investment objectives, policies and strategies to those of the Funds are included in the composites.

Response. The requested change has been made.

11.       Comment. The Staff notes that in each composite, for both the strategy and the indexes, the 1-year average annual total pre-tax returns listed in the “Average Annual Total Pre-Tax Returns” table are different than the 2020 calendar year pre-tax total returns listed in “Calendar Year Total Pre-Tax Returns” table. Please revise the disclosure as appropriate, or provide an explanation for the discrepancy.

Response. The 1-year average annual total pre-tax returns are different from the 2020 calendar year pre-tax total returns because the former covers the period from October 1, 2020 through September 30, 2021, while the latter covers the period from January 1, 2020 through December 31, 2020. The returns in both the “Average Annual Total Pre-Tax Returns” table and the “Calendar Year Total Pre-Tax Returns” table will be updated to reflect the period covering January 1, 2021 through December 31, 2021 in the Funds’ 2022 annual update filing.

Karen Rossotto, Esq.

December 29, 2021

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese

David W. Freese